CUSIP No.	705221 20 8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

PECO II, Inc.
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

705221 20 8
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	705221 20 8

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John G. Heindel
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		☐
(b)		☐

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 148,683
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 148,683
WITH	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,683
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
Not Appliable
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12		TYPE OF REPORTING PERSON* IN

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CUSIP No.	705221 20 8

Item 1(a).                Name of Issuer:

PECO II, Inc.

Item 1(b).                Address of Issuer’s Principal Executive Offices:

1376 State Route 598, Galion, Ohio 44833

Item 2(a).                Name of Person Filing:

John G. Heindel

Item 2(b).                Address of Principal Business Office or, if None, Residence:

1376 State Route 598, Galion, Ohio 44833

Item 2(c).                Citizenship:

United States

Item 2(d).                Title of Class of Securities:

Common Shares, without par value

Item 2(e).                CUSIP Number:

705221 20 8

Item 3:	If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

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CUSIP No.	705221 20 8

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.                                Ownership.

(a)	Amount beneficially owned:

	148,683 common shares, of which 64,000 are common shares issuable within 60 days of December 31, 2009 upon the exercise of stock options.

(b)	Percentage of class:	5.1%

(c)	Number of shares as to which such person has:

	(i) Sole power to vote or direct the vote:	148,683

	(ii) Shared power to vote or direct the vote:	0

	(iii) Sole power to dispose or direct the disposition of:	148,683

	(iv) Shared power to dispose or direct the disposition of:	0

Item 5.                    Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.                    Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.            Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.                    Identification and Classification of Members of the Group.

Not Applicable

Item 9.                    Notice of Dissolution of Group.

Not Applicable

Item 10.                  Certification.

Not Applicable

Page 4 of 5 pages

CUSIP No.	705221 20 8

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 8, 2010	By:	/s/ John G. Heindel
John G. Heindel

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